Exhibit 99.1

News Release

Draft ONLY

For Release on August 21, 2017 at 4:05pm EST

Inpixon Reports Financial Results for the Second Quarter

Ended June 30, 2017 and Provides Corporate Update

Conference Call to Be Held Today at 4:30 pm Eastern Time

PALO ALTO, Calif. – Inpixon (NASDAQ: INPX), a leading indoor positioning and data analytics company, today reported financial results for the second quarter ended June 30, 2017 and provided an update on corporate developments.

Second Quarter 2017 Financial Highlights:

●	2017 Q2 revenue of $15.1 million

●	2017 Q2 gross margin of 22%

●	2017 Q2 GAAP net loss of $2.72 per share

●	2017 Q2 Proforma Non-GAAP net loss[1] of $1.89 per share

●	2017 Q2 Non-GAAP Adjusted EBITDA[1] loss of $2.7 million

“In the second quarter, Inpixon accomplished much in the areas of engineering and market outreach to further strengthen our foundations as a leading provider of innovative Indoor Positioning Analytics products and services. With growing pipeline and customer acceptance, we expect that our sales cycles will continue to improve as we emerge from the early stages of indoor positioning technology and advance the learning curve required for customers to rollout such solutions in more locations,” said Nadir Ali, Inpixon’s CEO. “We are also pleased with the growth in our Infrastructure segment resulting primarily from our government contracts, which we expect will increase revenues through the remainder of 2017 as compared to historical results.”

1 A reconciliation of GAAP to non-GAAP financial measures is provided in the financial statement tables included in this press release. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Second Quarter 2017 Financial Results

Revenue: Net revenues for the three months ended June 30, 2017 were $15.1 million compared to $13.3 million for the comparable period in the prior year. This $1.8 million increase in revenues was primarily attributable to the acquisition of Integrio Technologies in November 2016. For the three months ended June 30, 2017, Indoor Positioning Analytics revenue was $1.2 million compared to $1.3 million for the prior year period. Infrastructure revenue was $13.9 million for the three months ended June 30, 2017, and $12.1 million for the prior year period.

Gross Profit: Gross profit for the three month period ended June 30, 2017 was $3.4 million as compared to $3.4 million for the same period in 2016. The gross profit margin for the three months ended June 30, 2017 was 22% compared to 26% for the prior year period. The decrease in gross margin was primarily attributable to lower gross margins on the Integrio revenue which is included in the Infrastructure segment. Indoor Positioning Analytics gross margins for the three months ended June 30, 2017 and 2016 were 67% and 77%, respectively. Gross margins for the Infrastructure segment for the three months ended June 30, 2017 and 2016 were 19% and 20%, respectively.

Net Loss: GAAP net loss attributable to common stockholders for the three months ended June 30, 2017 was $6.4 million compared to $4.2 million for the prior year period. This increase in net loss of $2.2 million was attributable to the increase in amortization of intangibles and depreciation costs, additional costs incurred for the Integrio operations offset by a reduction in operating expenses related to Inpixon USA.

Non-GAAP net loss1: Proforma non-GAAP net loss per basic and diluted common share for the three months ended June 30, 2017 was ($1.89) compared to ($1.65) for the prior year period. This decrease was attributable to the same changes discussed above under “Net Loss”.

Non-GAAP adjusted EBITDA1: Adjusted EBITDA for the three months ended June 30, 2017 was a loss of $2.7 million compared to a loss of $2.2 million for the prior year period. Non-GAAP adjusted EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

1 A reconciliation of GAAP to non-GAAP financial measures is provided in the financial statement tables included in this press release. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

2017 Business Highlights and Recent Developments

●	Inpixon recently completed a credit facility with Payplant which will allow increased flexibility in meeting working capital needs by advancing funds to allow Inpixon to process its commercial and government purchase orders.

●	Inpixon’s subsidiary, Inpixon Federal, received two delivery orders from the Bureau of Census totaling $1.4 million.

●	Inpixon joined ng Connect Program to advance the adoption and development of indoor positioning analytics and collaborate with the multi-industry open innovation ecosystem founded by Nokia to provide an indoor positioning and analytics platform for next generation networks, cloud and IoT technologies.

●	Inpixon signed a technology refresh transaction with a leading beverage distributor for $750,000 that will span Q2 and Q3 of 2017 and will upgrade the customer’s existing infrastructure.

●	Inpixon Federal expanded its offering of Canon USA’s RadPRO SecurPASS Security Screening System, partnering with Virtual Imaging, Inc., a wholly owned subsidiary of Canon U.S.A., Inc., to improve the safety and security of federal, state and local government correctional facilities and has delivered over 100 RadPRO SecurPASS Security Screening Systems across the nation’s correctional facilities.

●	Inpixon was approved to expand its NASA Solutions for Enterprise-Wide Procurement V (SEWP V) catalog to include offerings that meet the requirements for the Government-wide Strategic Solutions (GSS) for laptops and monitors.

●	Inpixon was approved for the Army Consolidated Buy number 25. The Army ADMC-2 CB-25 ordering period is from June 26, 2017 and ends September 30, 2017.

●	Inpixon won the 2017 IoT Security Excellence Award.

●	Inpixon gained channel partner momentum with its Indoor Positioning Analytics and Security Offerings, adding IT solutions firm GDT, Phirelight Security Solutions and Integrated Security Technologies (IST) as channel partners to deliver the benefits of its sensor technology, real-time positioning, and data analytics to customers across industries.

●	Inpixon announced the closing of an underwritten public offering pursuant to which it received approximately $6 million in gross proceeds which was primarily used to satisfy outstanding debt obligations.

●	Inpixon was selected by Finance Factors, Hawaii’s largest locally-owned depository financial services loan company, to protect consumer data and privacy.

●	Inpixon announced a $2.5 million purchase order from a leading health insurer for the design and deployment of a highly modernized infrastructure platform for the customer’s core commercial claims processing application.

●	Inpixon announced the appointment of Zaman Khan as the President of Inpixon Federal.

All results summarized in this press release (including the financial statement tables) should be considered preliminary, are qualified in their entirety by the financial statement tables included in this press release and are subject to change.

Conference Call Information

Management will host a conference call on Monday, August 21, 2017, at 4:30 p.m. Eastern Time to review financial results and corporate highlights. Following management’s formal remarks, there will be a question and answer session.

To listen to the conference call, interested parties within the U.S. should call 1-844-824-3831. International callers should call +1-412-317-5141. All callers should ask for the Inpixon conference call. The conference call will also be available through a live webcast, which can be accessed at http://client.irwebkit.com/inpixon.

A replay of the call will be available approximately one hour after the end of the call through September 21, 2017. The replay can be accessed via Inpixon’s website or by dialing 1-877-344-7529 (U.S.) or +1-412-317-0088 (international). The replay conference playback code is 10111622.

About Inpixon

Inpixon (NASDAQ: INPX) is a leader in Indoor Positioning and Data Analytics. Inpixon sensors are designed to find all accessible cellular, Wi-Fi, and Bluetooth devices anonymously. Paired with a high performance, data analytics platform this technology delivers visibility, security, and business intelligence on any commercial or government premises world-wide. Inpixon’s products, infrastructure solutions, and professional services group help customers take advantage of mobile, big data, analytics, and the Internet of Things (IoT) to uncover the untold stories of the indoors. For the latest insight on Indoor Positioning and Data Analytics, follow Inpixon on LinkedIn and @InpixonHQ on Twitter.

Safe Harbor Statement

All statements in this release that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended. While management has based any forward-looking statements included in this release on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of the control of Inpixon and its subsidiaries, which could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and employees, the Company’s ability to obtain financing, competition, general economic conditions and other factors that are detailed in the Company’s periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements.

Non-GAAP Financial Measures

Management believes that certain financial measures not in accordance with generally accepted accounting principles in the United States (“GAAP"”) are useful measures of operations. EBIDTA, Adjusted EBITDA and pro forma net loss per share are non-GAAP measures. Inpixon defines “EBITDA” as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Management uses Adjusted EBITDA as the matrix in which it manages the business and Inpixon defines “Adjusted EBITDA” as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation. Inpixon defines “pro forma net loss per share” as GAAP net loss per share adjusted for stock-based compensation, amortization of intangibles, change in the fair value of shares to be issued, change in the fair value of derivative liability and one-time non-recurring charges such as severance costs, acquisition costs and the costs associated with the public offering.

Management provides Adjusted EBITDA and pro forma net loss per share measures so that investors will have the same financial information that management uses, which may assist investors in assessing Inpixon’s performance on a period-over-period basis. Adjusted EBITDA or pro forma net loss per share is not a measure of financial performance under GAAP, and should not be considered an alternative to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Adjusted EBITDA and pro forma net loss per share have limitations as analytical tools and should not be considered either in isolation or as a substitute for analysis of Inpixon’s results as reported under GAAP.

Contacts:

Inpixon Investor Relations:

CORE IR

Scott Arnold, +1-516-222-2560

Managing Director

www.coreir.com

or

Media Contact:

PAN Communications

Hilary Katulak, +1-617-502-4347

hkatulak@pancomm.com

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INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of shares and par value data)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$42	$1,821
Accounts receivable, net	6,047	11,788
Notes and other receivables	414	362
Inventory	793	1,061
Prepaid licenses and maintenance contracts	9,058	13,321
Assets held for sale	23	23
Prepaid assets and other current assets	1,244	1,768
Total current assets	17,621	30,144
Prepaid licenses and maintenance contracts, non-current	3,788	5,169
Property and equipment, net	1,105	1,385
Software development costs, net	2,269	2,058
Intangible assets, net	14,924	17,691
Goodwill	9,028	9,028
Other assets	969	998
Total assets	$49,704	$66,473
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$25,866	$23,027
Accrued liabilities	3,447	4,169
Deferred revenue	10,633	15,043
Short-term debt	2,523	6,887
Derivative liabilities	3,775	0
Liabilities held for sale	2,049	2,041

Total current liabilities	48,293	51,167
Deferred revenue, non-current	4,346	5,960
Long-term debt	1,586	4,047
Other liabilities	349	371
Acquisition liability - Integrio	1,558	1,648
Acquisition liability - LightMiner	--	567
Total liabilities	56,132	63,760
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred Stock - $0.001 par value; 5,000,000 shares authorized, 4,060 issued and outstanding as of June 30, 2017	--	--
Convertible Series 1 Preferred Stock - $1,000 stated value, 0 issued and outstanding at June 30, 2017 and 2,250 issued and outstanding at December 31, 2016 Liquidation preference of $0 at June 30, 2017 and $2,250,000 at December 31, 2016.	--	1,340
Series 2 Convertible Preferred Stock - $1,000 stated value; 4669 shares authorized; 4060 issued and outstanding at June 30, 2017 and 0 issued and outstanding at December 31, 2016 Liquidation preference of $4,060,000 at June 30, 2017 and $0 at December 31, 2016.	1,508	--
Common Stock - $0.001 par value; 50,000,000 shares authorized; 4,309,131 and 2,171,886 issued and 4,293,209 and 2,155,964 outstanding at June 30, 2017 and December 31, 2016, respectively	4	2
Additional paid-in capital	67,336	64,148
Treasury stock, at cost, 15,922 shares	(695)	(695)
Due from Sysorex Consulting Inc.	(666)	(666)
Accumulated other comprehensive income	41	52
Accumulated deficit	(71,952)	(59,473)
Stockholders’ (deficit) equity attributable to Inpixon	(4,424)	4,708
Non-controlling interest	(2,004)	(1,995)
Total stockholders' (deficit) equity	(6,428)	2,713
Total liabilities and stockholders’ (deficit) equity	$49,704	$66,473

INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Products	$12,210	$9,157	$21,659	$19,505
Services	2,886	4,175	6,919	7,914
Total Revenues	15,096	13,332	28,578	27,419
Cost of Revenues
Products	10,231	7,448	18,285	15,490
Services	1,481	2,440	3,620	4,538
Total Cost of Revenues	11,712	9,888	21,905	20,028
Gross Profit	3,384	3,444	6,673	7,391
Operating expenses:
Research and development	454	537	1,012	1,124
Sales and marketing	2,181	2,336	4,221	4,837
General and administrative	4,595	3,452	9,255	7,417
Acquisition related costs	2	10	5	30
Amortization of intangibles	1,382	1,057	2,767	2,113
Total operating expenses	8,614	7,392	17,260	15,521
Loss from operations	(5,230)	(3,948)	(10,587)	(8,130)
Other income (expense)
Interest expense	(1,344)	(255)	(2,027)	(398)
Change in fair value of shares to be issued	--	9	--	8
Change in fair value of derivative liability	152	--	208	--
Other income	--	19	(65)	39
Total other income (expense)	(1,192)	(227)	(1,884)	(351)
Loss from continuing operations	(6,422)	(4,175)	(12,471)	(8,481)
Loss from discontinued operations, net of tax	(9)	--	(17)	--
Net loss	(6,431)	(4,175)	(12,488)	(8,481)
Net loss attributable to non-controlling interest	(4)	(4)	(9)	(8)
Net loss attributable to stockholders of Inpixon	$(6,427)	$(4,171)	$(12,479)	$(8,473)
Comprehensive loss
Net Loss	(6,431)	(4,175)	(12,488)	(8,481)
Unrealized foreign exchange gain/(loss) from cumulative translation adjustments	(21)	2	(11)	19
Comprehensive loss	$(6,452)	$(4,173)	$(12,499)	$(8,462)
Net loss per share - basic and diluted	$(2.72)	$(2.49)	$(5.50)	$(5.05)
Weighted average common shares outstanding:
Basic and Diluted	2,372,637	1,675,267	2,272,330	1,674,490

INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended
	June 30,
	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net loss	$(12,488)	$(8,481)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	834	550
Amortization of intangible assets	2,767	2,113
Stock based compensation	993	711
Change in fair value of shares to be issued	--	(8)
Change in fair value of derivative liability	(208)	--
Amortization of technology	33	--
Amortization of deferred financing costs	102	--
Amortization of debt discount	1,251	--
Provision for doubtful accounts	--	212
Other	41	8
Changes in operating assets and liabilities:
Accounts receivable and other receivables	5,691	(777)
Inventory	267	(153)
Other current assets	523	241
Prepaid licenses and maintenance contracts	5,644	477
Other assets	(106)	(43)
Accounts payable	2,839	2,278
Accrued liabilities	(515)	(580)
Deferred revenue	(6,024)	3,483
Other liabilities	(101)	(149)
Total Adjustments	14,031	8,363
Net Cash Provided by (Used in) Operating Activities	1,543	(118)
Cash Flows Used in Investing Activities:
Purchase of property and equipment	(86)	(146)
Investment in capitalized software	(718)	(817)
Net Cash Flows Used in Investing Activities	(804)	(963)
Cash Flows Provided by Financing Activities
Net repayment of line of credit	(4,345)	(2,305)
Repayment of term loan	--	(333)
Advances to related party	--	(3)
Net proceeds from issuance of common stock, preferred stock and warrants	5,570	--
Repayment of debenture	(3,050)	--
Repayment of notes payable	(20)	--
Advances from related party	--	1
Net proceeds from convertible promissory notes	2,000	--
Repayment of convertible promissory notes	(2,662)	--
Net Cash Used in Financing Activities	(2,507)	(2,640)
Effect of Foreign Exchange Rate on Changes on Cash	(11)	19
Net Decrease in Cash and Cash Equivalents	(1,779)	(3,702)
Cash and Cash Equivalents - Beginning of period	1,821	4,060
Cash and Cash Equivalents - End of period	$42	$358

 Reconciliation of Non-GAAP Financial Measures:

	Three Months Ended		Six Months Ended
(In thousands)	June 30,		June 30,
	2017	2016	2017	2016
Net loss attributable to common stockholders Adjustments:	$(6,427)	$(4,171)	$(12,479)	$(8,473)
Non-recurring one-time charges:
Acquisition transaction/financing costs	2	10	5	30
Change in the fair value of shares to be issued	--	(9)	--	(8)
Change in the fair value of derivative liability	(152)	--	(208)	--
Severance	--	--	27	--
Stock based compensation - acquisition costs	--	--	7	--
Stock-based compensation – compensation and related benefits	711	347	986	711
Interest expense	1,344	255	2,027	398
Depreciation and amortization	1,816	1,344	3,601	2,663
Adjusted EBITDA	$(2,706)	$(2,224)	$(6,034)	$(4,679)

	Three Months Ended		Six Months Ended
(In thousands, except share data)	June 30,		June 30,
	2017	2016	2017	2016
Net loss attributable to common stockholders Adjustments:	$(6,427)	$(4,171)	$(12,479)	$(8,473)
Non-recurring one-time charges:
Acquisition transaction/financing costs	2	10	5	30
Change in the fair value of shares to be issued	--	(9)	--	(8)
Change in the fair value of derivative liability	(152)	--	(208)	--
Severance	--	--	27	--
Stock based compensation - acquisition costs	--	--	7	--
Stock-based compensation – compensation and related benefits	711	347	986	711
Amortization of intangibles	1,383	1,057	2,766	2,113
Proforma non-GAAP net loss	$(4,483)	$(2,766)	$(8,896)	$(5,627)
Proforma non-GAAP net loss per basic and diluted common share	$(1.89)	$(1.65)	$(3.91)	$(3.36)
Weighted average basic and diluted common shares outstanding	2,372,637	1,675,267	2,272,330	1,674,490